Van Kampen Series Fund Inc.  					Exhibit 77D


Van Kampen Global Franchise Fund


On March 1, 2007 the Fund's Board of Directors eliminated the following non-fundamental investment policies:

* Pledging assets
* Purchasing securities on margin
* Purchasing securities of companies with a Director/officer ownership interest
* Investing in securities for the purpose of exercising management control
* Purchasing securities of other investment companies